September 26, 2006

Members of the Board of Directors

Parlux Fragrances, Inc.

3725 S.W. 30th Avenue

Ft. Lauderdale, FL 33312

Gentlemen:

As you know, Lillian Ruth Nussdorf and I are major shareholders of Parlux Fragrances, Inc. (“Parlux” or the “Company”) holding, at present, approximately __% of the outstanding shares of the Company. As indicated our Schedule 13D filing, I may seek to influence or serve on the Board of Directors of the Company or designate nominees for election to the Board. In view of the fact that I am actively considering these actions in the foreseeable future, I strongly urge the Board to act in a fully informed and deliberate manner and not take any action that is inconsistent with the interests of the Company's stockholders.

In its Form 8-K filing and August 16th press release, the Company announced that it has “entered into a letter of intent to sell its Perry Ellis fragrance rights to Victory International (USA) LLC (“Victory”) for a total of up to $140 million: $120 million for the fragrance rights and up to $20 million for inventory”. In my view, this proposed transaction is contrary to the best interests of the Company and its stockholders for several reasons:

1.            I have investigated the available information regarding Victory’s financial wherewithal to consummate a transaction of this nature and to perform its obligations thereunder. As described in the Company’s press release, this transaction would require Victory to pay $20 million at the outset and then make subsequent payments totaling $24 million per year (in $2 million monthly installments) for the next five years. I have set forth below the financial information that Victory has reported to Dun & Bradstreet:

	Sales	Net Profits	Net Worth
12/31/05	$25,999,000	$ 121,000	$775,000
12/31/04	$23,326,000	$ 175,000	$654,000
12/31/03	$22,630,000	$2,361,000	$477,000

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These numbers, on their face, do not appear to support such a payment obligation, even with the additional income generated from the sale of Perry Ellis fragrances. Moreover, there is no indication in the Company’s disclosures as to whether Victory has obtained the financing necessary to fund its obligations to the Company. It is likely that this transaction would transfer a significant and valuable asset of the Company without adequate assurances that its value would be realized, potentially resulting in a tie-up of the Perry Ellis brand while the Company attempts to retrieve the brand from Victory in the event of a failure by Victory to perform its financial obligations to the Company.

2.            I have asked my regular attorneys, Edwards Angell Palmer & Dodge LLP, to review the Perry Ellis license, which is publicly available, and based on their [preliminary] review, I believe that the license does not permit a transaction of this nature without the consent of the licensor – who are the owners of the Perry Ellis trademark. Indeed, given that the proposed sale is to a non-affiliate and it constitutes, in effect, the sale of the Perry Ellis brand, it is questionable whether such consent would be given or whether any significant cost would be incurred by the Company to obtain such consent.

3.            The proposed transaction constitutes a sale of the Company’s principal asset, since sales of the Perry Ellis line over the past several fiscal years have ranged from 81% to 41% of the Company’s total sales. In view of the significant contribution to sales [and profitability] of the Perry Ellis asset, I believe that its sale might well require approval of the Company's stockholders under Delaware General Corporation Law Section 271, which requires that stockholders vote on and approve a sale of all or substantially all of a company's property and assets. In any event, in view of our stated intentions, [as well as the views of other large stockholders with whom we have spoken], it is contrary to the best interests of the Company, and also contravenes principles of responsible management and good corporate governance, to proceed hastily with a transaction which could adversely impact stockholder value and expose the Company to a myriad of issues and problems.

We have retained as special counsel the firm of Skadden, Arps, Slate, Meagher & Flom LLP to advise us in connection with our investment in the Company and our available options relating thereto. I again urge the Board to proceed prudently, deliberately and in accordance with law in considering the proposed transaction. If the Board or management take any action that is detrimental to the Company or inconsistent with the best of interests of stockholders, we intend to take all actions necessary to hold each director or executive officer accountable and personally liable.

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In view of the urgency of this matter, we are available to meet with members of the Board immediately and would like to do so as soon as possible, wherever and whenever is most convenient for the members of the Board.

I look forward to hearing from you promptly.

Very truly yours,

s/ Glenn H. Nussdorf
Glenn H. Nussdorf

cc:	Daniel E. Stoller, Esq.
Geoffrey Etherington, Esq.

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